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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                          For the Month of October 2003
                                  News Release

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)


              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code:  604-431-9314
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                                          Form 20-F         40-F   X
                                                    -----        -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                               Yes:         No:    X
                                                    -----        -----


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                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE


FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:    ID Biomedical Corporation
             Dean Linden
             Manager, Corporate Communications
             (604) 431-9314
             www.idbiomedical.com

For Immediate Release

        ID BIOMEDICAL RECEIVES APPROVAL TO BEGIN FIELD TRIAL OF FLUINSURE

VANCOUVER, BC - OCTOBER 16, 2003 - ID Biomedical announced today that it has received a "No Objection" letter from Health Canada conveying approval to begin its scheduled field study of FluINsure(TM) trivalent influenza vaccine, a non-living vaccine for intranasal administration. In addition, Health Canada has provided lot release for all of the test articles to be used in the trial, which allows administration of the vaccine to begin Screening of potential subjects and shipments of study vaccine are underway.

The 2003 "in-season" field trial is being conducted at approximately 25 sites across Canada, and is planned to enroll a target of 1,320 healthy adult subjects, 18 to 64 years of age. Subjects will be assigned randomly, with stratification on age and receipt of influenza vaccine in the prior two seasons, to one of three approximately equal-sized treatment arms receiving either placebo, one dose of active vaccine, or the same total amount of active divided into two sequential doses separated by two weeks. The trial will collect safety and immune response data on both vaccine regimens. In addition, subjects will be followed from December 01, 2003 to April 18, 2004 for the occurrence of influenza-like illnesses, and viral culture specimens from the nose and throat will be obtained from suspect cases to confirm influenza. Close-out visits will occur in April and May of 2004.


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ABOUT ID BIOMEDICAL

ID Biomedical is Biotechnology Company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: i) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; ii) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; iii) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; iv) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; v) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; vi) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND vii) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM
PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation

                                  By:  /s/ Anthony Holler
                                      -----------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: October 16, 2003